EXHIBIT 99.1

TransAlta Declares Dividends

CALGARY, Alberta, April 24, 2024 (GLOBE NEWSWIRE) -- The Board of Directors of TransAlta Corporation (TSX: TA) (NYSE: TAC) declared a quarterly dividend of $0.06 per common share payable on July 1, 2024 to shareholders of record at the close of business on June 1, 2024.

The Board of Directors also declared the following quarterly dividend on its Cumulative Redeemable Rate Reset First Preferred Shares for the period starting from and including March 31, 2024, up to but excluding June 30, 2024:

Preferred Shares	TSX Stock Symbol	Dividend Rate	Dividend Per Share	Record Date	Payment Date
Series A	TA.PR.D	2.877%	$0.17981	June 1, 2024	June 30, 2024
Series B*	TA.PR.E	7.011%	$0.43579	June 1, 2024	June 30, 2024
Series C	TA.PR.F	5.854%	$0.36588	June 1, 2024	June 30, 2024
Series D*	TA.PR.G	8.081%	$0.50230	June 1, 2024	June 30, 2024
Series E	TA.PR.H	6.894%	$0.43088	June 1, 2024	June 30, 2024
Series G	TA.PR.J	4.988%	$0.31175	June 1, 2024	June 30, 2024

*Please note the quarterly floating rate on the Series B and Series D Preferred Shares will be reset every quarter.

All currency is expressed in Canadian dollars except where noted. When the dividend payment date falls on a weekend or holiday, the payment is made the following business day.

About TransAlta Corporation:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada’s largest producers of wind power and Alberta’s largest producer of hydroelectric power. For over 112 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also defines sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 66 per cent reduction in GHG emissions or 21.3 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

For more information about TransAlta, visit its website at transalta.com.

For more information:

Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S. Email: investor_relations@transalta.com	Media Inquiries: Toll-free media number: 1-855-255-9184 Email: ta_media_relations@transalta.com